06006913

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8- 44719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CATHAY FINANCIAL INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue 30th Floor
(No. and Street)

New York (City) NY (State) 10017-1407 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Joei (212) 610-1100
(Area Code - Telephone Number)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 203

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) (Zip Code)

PROCESSED MAY 26 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Bernard Joei, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cathay Financial Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

VINCE THOMAS
Notary Public - State of New York
NO. 01TH6138577
Qualified in Kings County
My Commission Expires 12.19.07

Signature

PRESIDENT

Title

Notary Public

FEBRUARY 27, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

CATHAY FINANCIAL INC.
(formerly Cathay Financial LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Cathay Financial Inc.
(formerly Cathay Financial LLC)

We have audited the accompanying statement of financial condition of Cathay Financial Inc. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cathay Financial Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 6, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

CATHAY FINANCIAL INC.
(formerly Cathay Financial LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash (Note 4)	$ 1,507,330
Due from Clearing Broker (Note 2)	3,745,742
Commissions Receivable	395,056
Securities Owned - at market value (Notes 1 and 2)	2,153,051
Due from Affiliate	65,877
Furniture, Equipment and Leasehold Improvements - at cost (net of accumulated depreciation and amortization of $498,140)	2,157,367
Other Assets	571,492
Total Assets	$10,595,915
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased - at market value (Notes 1, 2 and 3)	$ 1,134,492
Accrued expenses and other liabilities	4,127,553
Total liabilities	5,262,045
Stockholders' Equity (Note 1):	
Common stock, Class A voting shares, $.01 par value, authorized 1,500,000 shares; issued and outstanding 1,041,000 shares	10,410
Common stock, Class B voting shares, $.01 par value, authorized 500,000 shares; issued and outstanding 97,700 shares	977
Capital in excess of par value	5,523,529
Accumulated deficit	(201,046)
Stockholders' Equity	5,333,870
Total Liabilities and Stockholders' Equity	$10,595,915

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Cathay Financial Inc. (the "Company") (formerly known as Cathay Financial LLC) was reorganized on July 1, 2005 as a Delaware corporation. As a result of the reorganization on July 1, 2005, the members' equity of Cathay Financial LLC was exchanged for shares in the newly formed Cathay Financial Inc. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. Its operations primarily consist of executing securities transactions on an agency basis.

Securities owned and securities sold, not yet purchased are reflected in the statement of financial condition on a trade-date basis and are carried at market value. Options are valued at the bid price if held long and the ask price if sold, not yet purchased, and are reported in securities owned and securities sold, not yet purchased, as appropriate. Receivables and payables relating to transactions that were not yet due for settlement and that settled subsequent to December 31, 2005 are reflected as a net balance in due from clearing broker.

Commissions and related clearing expenses are recorded on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

Furniture, equipment and leasehold improvements are being depreciated over their estimated useful lives (three to twelve years) using the straight-line method.

2. DUE FROM CLEARING BROKER:

Substantially all the clearing and depository operations for the Company's securities transactions are provided by one broker. For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At December 31, 2005, all of the securities owned and the amount due from broker reflected in the statement of financial condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. At December 31, 2005, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations.

3. OFF-BALANCE-SHEET RISK:

The Company uses various financial instruments which may give rise to off-balance-sheet market risk. These financial instruments include securities sold, not yet purchased, and options contracts. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from

the market value reflected in the statement of financial condition. On short options contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in the market values of the underlying instruments.

4. CASH:

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

5. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's rule 15c3-1 and the Commodity Futures Trading Commission's rule 1.17 that specify minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the basic method permitted by the rule, which requires that a broker-dealer maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. As of December 31, 2005, the Company had net capital, as defined, of $2,265,716, which exceeded its requirement by $1,990,546.

6. COMMITMENTS:

The Company is obligated under a noncancelable operating lease through April 2017 for office space. Furthermore, the Company has an operating lease for its London office space until September 2006; however, this lease was assigned in February 2005 and the Company has no further obligations on this lease beyond February 2005.

In addition to rent, the lease provides for the Company to pay certain expenses in excess of base period amounts. Further aggregate minimum annual rent payments under this lease are as follows:

Year ending December 31,	Minimum Rental Commitments
2006	$ 431,533
2007	509,350
2008	506,078
2009	470,081
2010	475,387
Thereafter	3,441,671
	$5,834,100

7. INCOME TAXES: As of July 1, 2005, the Company elected to be treated as a Subchapter S corporation for federal and state income tax purposes; therefore, the Company is not liable for federal or state payments. The Company's income or loss is reportable by its shareholders on their individual tax returns. The Company is, however, subject to New York City income tax. Prior to July 1, 2005, the Company was subject to New York City Unincorporated Business Tax ("UBT").

8. DERIVATIVE FINANCIAL INSTRUMENTS: The Company's activities include the purchase and sale of a variety of derivative financial instruments such as equity options. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at market value and any change in the market value is reflected in stockholders' equity.

9. LINE OF CREDIT: The Company has a $1,500,000 revolving line of credit, which is secured by all of the Company's assets and carries an interest rate of 1.25% over the prime rate. As of December 31, 2005, there were no borrowings outstanding.

CATHAY FINANCIAL INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Stockholders of
Cathay Financial Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cathay Financial Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's and the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Cathay Financial Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members of the Company's management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and/or Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 6, 2006